Filed by WISeSat.Space Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Commission File No. 333-296969

Subject Company:

WISeSat.Space Corp.

Commission File No. 333-296969-01

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 10, 2026

COLUMBUS ACQUISITION CORP
(Exact name of registrant as specified in its charter)

Cayman Islands	001-42485	N/A
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification Number)

14 Prudential Tower

Singapore 049712

(Address of principal executive offices)

(+1) 949 899 1827

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, consisting of one ordinary share, $0.0001 par value, and one Right to acquire one-seventh of one ordinary share	COLAU	The Nasdaq Stock Market LLC
Ordinary shares, par value $0.0001 per share	COLA	The Nasdaq Stock Market LLC
Rights, each whole right to acquire one-seventh of one ordinary share	COLAR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events

On September 10, 2026, Columbus Acquisition Corp (the “Company”) convened its Extraordinary General Meeting of the Shareholders (the “Meeting”), with a quorum present, for the purpose of approving the proposals set forth in the Company’s definitive proxy statement filed with the SEC on August 19, 2026 (the “Proxy Statement”), including the proposed business combination with WISeSat.Space Corp. The Chairman, exercising his authority as Chairman of the Meeting, adjourned the Meeting without submitting any proposals to a shareholder vote

The Company will announce the date of the reconvened Meeting, and the extended redemption deadline (the “Extended Redemption Deadline”), in the coming days. Public shareholders seeking to exercise their redemption rights must complete the procedures described in the Proxy Statement by the Extended Redemption Deadline. As of September 8, 2026, there was approximately $10.66 per share in trust.

The record date for determining the Company shareholders entitled to receive notice of and to vote at the Meeting remains the close of business on August 17, 2026 (the “Record Date”). Shareholders as of the Record Date are eligible to vote, even if they have subsequently sold their shares.

If you have already voted, you do not need to vote again unless you would like to change or revoke your prior vote on any proposal.

If you have already submitted a proxy and do not wish to change your vote, you need not take any further action. If you have submitted a proxy and wish to change your vote, you may revoke your proxy at any time before it is exercised at the Meeting as provided in the Proxy Statement. Please note, however, that if your shares are held in street name by a broker or other nominee and you wish to revoke a proxy, you must contact the broker or nominee to revoke any prior voting instructions.

The Company’s shareholders who have questions regarding the adjournment, or the Meeting, or would like to request documents may contact the Company’s proxy solicitor, Advantage Proxy, Inc., at:

Advantage Proxy, Inc. P.O. Box 10904

Yakima, WA 98909

Individuals call toll-free 1-877-870-8565

Banks and brokers call 1-206-870-8565

Email: ksmith@advantageproxy.com

In addition, shareholders who have already submitted a redemption request with respect to the shares held by them may withdraw such request by contacting our transfer agent. If you would like to change or revoke your prior vote on any proposal, or reverse a redemption request, please refer to the Proxy Statement for additional information on how to do so.

In connection with the adjournment of the Meeting and the extension of the redemption deadline, the Company is concurrently filing with the Securities and Exchange Commission (“SEC”) definitive additional materials on Schedule 14A, consisting of a supplement dated September 11, 2026 (the “Supplement”) to the Proxy Statement. Shareholders are encouraged to read the Supplement together with the Proxy Statement.

On September 11, 2026, the Company issued a press release announcing that it had adjourned the Meeting. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K, which is incorporated by reference. The information in Exhibit 99.1 is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information and Where to Find It

On August 19, 2026, the Company filed a definitive proxy statement with the SEC in connection with its solicitation of proxies for the Meeting. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER DOCUMENTS THE COMPANY FILES WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the definitive proxy statement (including any amendments or supplements thereto) and other documents filed with the SEC through the website maintained by the SEC at www.sec.gov or by contacting the Company’s proxy solicitor.

Participants in the Solicitation

The Company and its respective directors and officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the Meeting. Additional information regarding the identity of these potential participants and their direct or indirect interests, by security holdings or otherwise, is set forth in the definitive proxy statement. You may obtain free copies of these documents using the sources indicated above.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Press Release dated September 11, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Columbus Acquisition Corp

	By:	/s/ Fen Zhang
	Name:	Fen Zhang
	Title:	Chief Executive Officer

Date: September 11, 2026

Exhibit 99.1

Columbus Acquisition Corp Announces

Adjournment of Extraordinary General Meeting of the Shareholders

New York, Sept. 11, 2026 (GLOBE NEWSWIRE) -- Columbus Acquisition Corp (the “Company”), a blank check company, today announced that it convened its Extraordinary General Meeting of the Shareholders (the “Meeting”) and immediately adjourned the Meeting, without conducting any business.

The Meeting was adjourned as to all of the proposals contained in the Company’s definitive proxy statement filed with the Securities and Exchange Commission (“SEC”) on August 19, 2026, including any amendments or supplements thereto (the “Proxy Statement”), including the proposal to approve the proposed business combination with WISeSat.Space Corp.

The Company will announce the date of the reconvened Meeting, and a new redemption deadline (the “Extended Redemption Deadline”), in the coming days. Public shareholders seeking to exercise their redemption rights must complete the procedures described in the Proxy Statement by the Extended Redemption Deadline. As of September 8, 2026, there was approximately $10.66 per share in trust.

The record date for determining the Company shareholders entitled to receive notice of and to vote at the Meeting remains the close of business on August 17, 2026 (the “Record Date”). Shareholders as of the Record Date are eligible to vote, even if they have subsequently sold their shares.

If you have already voted, you do not need to vote again unless you would like to change or revoke your prior vote on any proposal.

If you have already submitted a proxy and do not wish to change your vote, you need not take any further action. If you have submitted a proxy and wish to change your vote, you may revoke your proxy at any time before it is exercised at the Meeting as provided in the Proxy Statement. Please note, however, that if your shares are held in street name by a broker or other nominee and you wish to revoke a proxy, you must contact the broker or nominee to revoke any prior voting instructions.

The Company’s shareholders who have questions regarding the adjournment, or the Meeting, or would like to request documents may contact the Company’s proxy solicitor, Advantage Proxy, Inc., at:

Advantage Proxy, Inc. P.O. Box 10904

Yakima, WA 98909

Individuals call toll-free 1-877-870-8565

Banks and brokers call 1-206-870-8565

Email: ksmith@advantageproxy.com

In addition, shareholders who have already submitted a redemption request with respect to the shares held by them may withdraw such request by contacting our transfer agent. If you would like to change or revoke your prior vote on any proposal, or reverse a redemption request, please refer to the Proxy Statement for additional information on how to do so.

In connection with the adjournment of the Meeting and the extension of the redemption deadline, the Company is concurrently filing with the Securities and Exchange Commission (“SEC”) definitive additional materials on Schedule 14A, consisting of a supplement dated September 11, 2026 (the “Supplement”) to the Proxy Statement. Shareholders are encouraged to read the Supplement together with the Proxy Statement.

About Columbus Acquisition Corp

Columbus Acquisition Corp is a blank check company, also commonly referred to as a special purpose acquisition company (SPAC) formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses or entities. Columbus is led by Fen “Eric” Zhang, Chairman and Chief Executive Officer, and Jie “Janet” Hu, Chief Financial Officer, who are growth-oriented executives with a long track record of value creation across industries.

Forward Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, including but not limited to the date of the Meeting, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

On August 19, 2026, the Company filed a definitive proxy statement with the SEC in connection with its solicitation of proxies for the Meeting. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER DOCUMENTS THE COMPANY FILES WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the definitive proxy statement (including any amendments or supplements thereto) and other documents filed with the SEC through the website maintained by the SEC at www.sec.gov or by contacting the Company’s proxy solicitor.

Participants in the Solicitation

The Company and its respective directors and officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the Meeting. Additional information regarding the identity of these potential participants and their direct or indirect interests, by security holdings or otherwise, is set forth in the definitive proxy statement. You may obtain free copies of these documents using the sources indicated above.

Contact

Fen Zhang

Chairman and Chief Executive Officer

Email: eric.zhang@herculescapital.group

Tel: (+1) 949 899 1827